Exhibit 8.1

LIST OF SUBSIDIARIES

(as of April 21, 2009)

NAME OF ENTITY	JURISDICTION OF INCORPORATION
Chunghwa International Yellow Pages Co., Ltd.	Taiwan, R.O.C.

Chunghwa System Integration Co., Ltd.	Taiwan, R.O.C.

Light Era Development Co., Ltd.	Taiwan, R.O.C.

Chief Telecom Inc.	Taiwan, R.O.C.

Spring House Entertainment Inc.	Taiwan, R.O.C.

Senao International Co., Ltd.	Taiwan, R.O.C.

Unigate Telecom Inc.	Taiwan, R.O.C.

InfoExplorer Co., Ltd.	Taiwan, R.O.C.

New Prospect Investments Holdings Ltd.	British Virgin Islands

Prime Asia Investments Group Ltd.	British Virgin Islands

Concord Technology Co., Ltd.	Brunei

Chief Telecom (Hong Kong) Limited	Hong Kong

Donghwa Telecom Co., Ltd.	Hong Kong

Chunghwa Telecom Japan Co., Ltd.	Japan

Chief International Corp.	Samoa Islands

Glory Network System Service (Shanghai) Co., Ltd.	Shanghai, People’s Republic of China

Chunghwa Telecom Singapore Pte, Ltd.	Singapore

Chunghwa Telecom Global, Inc.	United States of America